Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES INTENTION TO SEEK EXPANDED AGGRASTAT LABEL

FDA waives fee for filing supplemental NDA (sNDA)

WINNIPEG, CANADA – (October 2, 2012) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJ.PK), is pleased to announce its intention to file a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT®  (tirofiban HCl).  The Company also announces that the United States Food and Drug Administration (FDA) has granted the Company’s request for a waiver of the US $979,400   application fee for the planned sNDA.

The planned sNDA submission is to request the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT.  The rationale for the AGGRASTAT HDB regimen is to attain therapeutic platelet inhibition more rapidly than the currently approved dosing regimen (an initial rate of 0.4 mcg/kg/min for 30 minutes and then continued at 0.1 mcg/kg/min).

Bolus dosing is the most common approach to administering a glycoprotein IIb/IIIa inhibitor (GPI).1  Since AGGRASTAT is the only GPI that does not have an FDA approved bolus dosing regimen, the addition of the HDB regimen would better position the product to compete in the contemporary market.

In communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products has indicated its willingness to review and evaluate this label change request based substantially on published studies involving the AGGRASTAT HDB regimen.  The efficacy and safety of the HDB regimen has been evaluated in more than 20 clinical studies involving over 7,000 patients and is currently recommended by the ACCF/AHA treatment guidelines.2,3,*

In September 2010 the AGGRASTAT HDB regimen was approved in the European Union.  AGGRASTAT is the most used GPI outside of the United States.1 The Company’s subsidiary, Medicure International, Inc. (Barbados) holds the rights to AGGRASTAT in the United States and its territories.

The Company anticipates filing the sNDA before the end of calendar 2012, which will result in a Prescription Drug User Fee Act (PDUFA) action date for the AGGRASATAT HDB sNDA in the second half of 2013. Under PDUFA, the FDA aims to complete its review within ten months from the receipt of an sNDA submission.

The United States Federal Food, Drug and Cosmetic Act (the Act) stipulates that sponsors requesting a label change for a prescription drug must pay a user fee prior to consideration of the sNDA.  As of October 2012, the amount of the user fee for the sNDA submission is US $979,400.   The Company applied for and was successful in receiving a waiver of this application fee under the barrier-to-innovation provision of the Act, therefore it is not required to pay any user fee for applications submitted within the next 12 months.

1 IMS Health.
2 2012 ACCF/AHA Focused Update of the Guideline for the Management of Patients With Unstable Angina/ Non–ST-Elevation Myocardial Infarction (Updating the 2007 Guideline and Replacing the 2011 Focused Update).  Jneid H et al. J Am Coll Cardiol 2012;60:645– 81.
3 2011 ACCF/AHA/SCAI Guideline for Percutaenous Coronary Intervention. Levine GN, et al. Circulation 2012;124:e574-e651.
* The HDB dosing regimen discussed in the ACCF/AHA treatment guidelines has not been approved by the FDA.

About Aggrastat

AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc. Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information.

The AGGRASTAT HDB dosing regimen discussed in this press release has not been approved by the FDA.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/newsreleases.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information:  Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including but not limited to those about the Company’s ability to file an supplemental New Drug Application to obtain approval of the AGGRASTAT high dose bolus dosing regimen, the timing of the Company’s sNDA submission, and the timeliness and approvability of such an application by the United States Food and Drug Administration, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2012.

3